UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

U.S. Energy Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

911805307

(CUSIP Number)

John A. Weinzierl

1616 S Voss Rd, Suite 530

Houston, Texas 77057

(832) 856-6580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307	Schedule 13D	Page 2 of 12

1.	Name of Reporting Person John A. Weinzierl
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -200,000- shares (1)
	8.	Shared Voting Power 4,853,565 shares (2)
	9.	Sole Dispositive Power -200,000- shares (1)
	10.	Shared Dispositive Power 4,853,565 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,053,565 shares (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 19.7%*
14.	Type of Reporting Person IN

(1) Represents restricted stock shares subject to time-based vesting, which vest at the rate of (a) 1/4th of such shares on January 17, 2022, and (b) 1/4th of such shares on the last day of each six months thereafter for the following eighteen months, subject to the Reporting Person’s continued service to the Issuer.

(2) In his capacity as Managing Member of Katla Energy Holdings LLC (“Katla”), Mr. Weinzierl may be deemed to beneficially own the shares of Common Stock held by Katla, as discussed below.

(3) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2) or held directly by WDM Family Partnership, LP.

* Based on information provided by the Issuer as of July 21, 2022, reflecting 25,677,875 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 3 of 12

1.	Name of Reporting Person Katla Energy Holdings LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -4,853,565- shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power -4,853,565- shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,853,565 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 18.9%*
14.	Type of Reporting Person IN

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2) or held directly by WDM Family Partnership, LP.

* Based on information provided by the Issuer as of July 21, 2022, reflecting 25,667,875 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 4 of 12

1.	Name of Reporting Person Wallis T. Marsh
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power -3,071,914- shares (1)(2)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power -3,071,914- shares (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,914 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%*
14.	Type of Reporting Person IN

(1) In his capacity as Manager of WDM GP, LLC, the non-economic general partner of WDM Family Partnership, LP, Mr. Marsh may be deemed to beneficially own the shares of Common Stock held by WDM Family Partnership, LP, as discussed below.

(2) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2) or held directly by Katla Energy Holdings LLC.

* Based on information provided by the Issuer as of July 21, 2022, reflecting 25,667,875 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 5 of 12

1.	Name of Reporting Person WDM GP, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power -3,071,914- shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power -3,071,914- shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,914 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%*
14.	Type of Reporting Person IN

(1) WDM GP, LLC, in its capacity as the non-economic general partner of WDM Family Partnership, LP, , may be deemed to beneficially own the shares of Common Stock held by WDM Family Partnership, LP, as discussed below.

(2) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2) or held directly by Katla Energy Holdings LLC.

* Based on information provided by the Issuer as of July 21, 2022, reflecting 25,667,875 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 6 of 12

1.	Name of Reporting Person WDM Family Partnership, LP
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -3,071,914- shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power -3,071,914- shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,914 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%*
14.	Type of Reporting Person IN

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2) or held directly by Katla Energy Holdings LLC.

* Based on information provided by the Issuer as of July 21, 2022, reflecting 25,667,875 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 7 of 12

1.	Name of Reporting Person Lubbock Energy Partners LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares (1)
	8.	Shared Voting Power -0- shares (1)
	9.	Sole Dispositive Power -0- shares (1)
	10.	Shared Dispositive Power -0- shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2), or held directly by either Katla or by WDMFP. However, Lubbock may exercise certain contractual rights under the Nominating and Voting Agreement based on continued ownership of shares of Common Stock by Katla and WDMFP and affiliates of John A. Weinzierl and Wallis T. Marsh.

* Based on information provided by the Issuer as of July 21, 2022, reflecting 25,667,875 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D	Page 8 of 12

Item 1. Security and Issuer

This Statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of U.S. Energy Corp., a Wyoming corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 675 Bering Drive, Suite 390, Houston, Texas, 77057.

This Schedule 13D represents Amendment No. 1 to the Schedule 13D originally filed by certain of the reporting persons named herein with the Commission on January 31, 2022 (the “Original Schedule 13D”), as well as the initial Schedule 13D by certain other reporting persons.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This Schedule 13D is being filed by John A. Weinzierl, an individual, Katla Energy Holdings LLC, a Texas limited liability company (“Katla”), Wallis T. Marsh, an individual, WDM GP, LLC, a Texas limited liability company (“WDM GP”), WDM Family Partneship, LP, a Texas limited partnership (“WDMFP”), and Lubbock Energy Partners LLC, a Texas limited liability company (“Lubbock” and together with Mr. Weinzierl, Katla, Mr. Marsh, WDM GP and WDMFP, the “Reporting Persons”). Mr. Weinzierl is the Chief Executive Officer and a Manager of Lubbock and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock previously held by Lubbock and Lubbock’s rights under the Nominating and Voting Agreement (as described in this Schedule 13D). Mr. Marsh is the Manager of Lubbock and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock previously held by Lubbock and Lubbock’s rights under the Nominating and Voting Agreement (as described in this Schedule 13D). Following a distribution of all of the shares of Common Stock by Lubbock on July 19, 2022, Lubbock no longer owns any shares of Common Stock; however, Lubbock continues to have certain nominating rights under a Nominating and Voting Agreement (as described herein) by virtue of its affiliates continuing to own more than 5% of the Issuer’s outstanding shares of Common Stock, which rights it may exercise on behalf of its affiliates (including Mr. Weinzierl and Mr. Marsh).

Mr. Weinzierl is the sole member and Managing Member of Katla and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by Katla.

Mr. Marsh is the sole Manager of WDM GP, and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by WDM GP and WDMFP. WDM GP is the non-economic general partner of WDMFP, and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by WDMFP.

Messrs. Weinzierl and Marsh do not have any shared dispositive power with respect to shares beneficially owned by them. But to the extent Lubbock continues to have certain rights under the Nominating and Voting Agreement based on the aggregate shares of Common Stock beneficially owned by Messrs. Weinzierl and Marsh as affiliates, Messrs. Weinzierl and Marsh may cause Lubbock to exercise combined voting power with respect to the nomination of directors pursuant to the Nominating and Voting Agreement.

(b) The principal business address of the Reporting Persons is 1616 S Voss Rd, Suite 530, Houston, Texas 77057.

(c) The principal business of Lubbock is the acquisition, development, management and disposition of oil and gas properties and assets. The principal occupation of Mr. Weinzierl is an owner and executive of operating and capital financing companies in the oil and gas industry. The principal occupation of Mr. Marsh is an owner and executive of operating and capital financing companies in the oil and gas industry. Mr. Weinzierl also serves as Chairman of the Board of Directors of the Issuer.

CUSIP No. 911805307	Schedule 13D	Page 9 of 12

The principal business of Katla is acquisition, management and disposition of energy-related investments. The principal business of WDM GP is serving as general partner of WDMFP, and the principal business of WDMFP is family office investments, including the acquisition, management and disposition of oil and gas interests.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Weinzierl is a citizen of the United States. Mr. Marsh is a citizen of the United States.

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

●	Joshua L. Batchelor (“Batchelor”);
●	Benjamin A. Stamets (“Stamets”);
●	Sage Road Capital, LLC (“Sage Road”);
●	Banner Oil & Gas, LLC (“Banner”);
●	Woodford Petroleum, LLC (“Woodford”);
●	Llano Energy LLC (“Llano”);
●	Duane H. King (“King”);
●	Lee Hightower (“Hightower”); and
●	Synergy Offshore LLC (“Synergy”).

Mr. Weinzierl was also previously the indirect owner of 33-1/3% of the outstanding membership interests of Synergy, but which entity, and which shares held by such entity, he did not have voting or dispositive control over and which shares he therefore was not deemed to beneficially own and were not previously included in his beneficial ownership as disclosed throughout this Schedule 13D. On July 20, 2022, Synergy distributed all of the shares of Common Stock owned by Synergy to its members, including 1,781,651 shares of Common Stock to Katla.

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add each of the following paragraph below:

Katla acquired 3,071,914 shares of Common Stock upon distribution from Lubbock for no consideration on July 19, 2022, and acquired 1,781,651 shares of Common Stock upon distribution from Synergy for no consideration on July 19, 2022.

WDMFP acquired 3,071,914 shares of Common Stock upon distribution from Lubbock for no consideration on July 19, 2022.

CUSIP No. 911805307	Schedule 13D	Page 10 of 12

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraph:

Following the distribution of shares of Common Stock by Lubbock on July 19, 2022, Messrs. Weinzierl and Marsh do not have any shared dispositive power with respect to shares beneficially owned by them. But to the extent Lubbock continues to have certain rights under the Nominating and Voting Agreement based on the aggregate shares of Common Stock beneficially owned by Messrs. Weinzierl and Marsh as affiliates, Messrs. Weinzierl and Marsh may cause Lubbock to exercise combined voting power with respect to the nomination of directors pursuant to the Nominating and Voting Agreement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

As of the close of business on July 20, 2022, (i) Mr. Weinzierl beneficially owned in aggregate 5,053,565 shares of Common Stock representing 19.7% shares of Common Stock; (ii) Katla beneficially owned in aggregate 4,853,565 shares of Common Stock representing 18.9% shares of Common Stock; and (iii) Mr. Marsh, WDM GP and WDMFP each beneficially owned in aggregate 3,071,914 shares of Common Stock representing 12.0% shares of Common Stock.

Item 2 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Nominating and Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members may file separate Schedule 13Ds reporting beneficial ownership of shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 25,667,875 shares of Common Stock outstanding as of July 21, 2022, based on information furnished by the Issuer.

(c) Except for their acquisitions of shares of Common Stock disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

CUSIP No. 911805307	Schedule 13D	Page 11 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No amendments.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

1.	Purchase and Sale Agreement between Lubbock Energy Partners LLC, as seller, and U.S. Energy Corp., as purchaser, dated as of October 4, 2021 (Filed as Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 6, 2021, and incorporated by reference herein)

2.	First Amendment to Purchase and Sale Agreements between Lubbock Energy Partners LLC; Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC; Synergy Offshore, LLC, and U.S. Energy Corp., dated as of October 25, 2021(Filed as Exhibit 2.4 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 27, 2021, and incorporated by reference herein)

3.	Registration Rights Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

4.	Nominating and Voting Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

5.	Joint Filing Agreement of the Reporting Persons dated August 4, 2022

6.	Form of U.S. Energy Corp. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2021 Equity Incentive Plan)(non-executive director awards – January 2022) (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K/A (File No. 000-06814), filed with the SEC on January 21, 2022).

CUSIP No. 911805307	Schedule 13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2022

/s/ John A. Weinzierl
John A. Weinzierl

August 5, 2022

Katla Energy Holdings LLC /s/ John A. Weinzierl
John A. Weinzierl Managing Member

August 5, 2022

Lubbock Energy Partners, LLC

/s/ John A. Weinzierl
John A. Weinzierl

Chief Executive Officer

August 5, 2022

/s/ Wallis T. Marsh
Wallis T. Marsh

August 5, 2022

WDM GP, LLC

/s/ Wallis T. Marsh
Wallis T. Marsh

Manager

August 5, 2022

WDM Family Partnership, LP

By: WDM GP, LLC, its general partner

/s/ Wallis T. Marsh
Wallis T. Marsh

Manager